SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

              FINAL ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934





[X] Final Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the period ended May 18, 2000.


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________

                         Commission file number 1-3229


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.
                                 Logicon, Inc.
                               3701 Skypark Drive
                           Torrance, California 90505


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067








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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 EMPLOYEES' STOCK PURCHASE PLAN OF
                                 LOGICON, INC.



                                  /s/      Gary W. McKenzie
                                     ---------------------------------
Dated: August 15, 2000                       By Gary W. McKenzie
                                             Vice President-Tax





































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EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 4


FINANCIAL STATEMENTS:

  Statements of Financial Condition
   May 18, 2000 (Liquidation Basis) and December 31, 1999
   (Liquidation Basis)                                                       5

  Statements of Income and Changes in Plan Equity
   Period Ended May 18, 2000 (Liquidation Basis) and
   Years Ended December 31, 1999 (Liquidation Basis), 1998                   6

  Notes to Financial Statements                                            7-8






























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INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of the
  Employees' Stock Purchase Plan of Logicon, Inc.:

We have audited the accompanying statements of financial condition of the Employees' Stock Purchase Plan of Logicon, Inc. (the "Plan") as of May 18, 2000 (liquidation basis) and December 31, 1999 (liquidation basis), and the related statements of income and changes in plan equity for the period ended May 18, 2000 (liquidation basis) and for the years ended December 31, 1999 (liquidation basis) and 1998. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Employees' Stock Purchase Plan of Logicon, Inc. as of May 18, 2000 (liquidation basis) and December 31, 1999 (liquidation basis), and its income and changes in plan equity for the period ended May 18, 2000 (liquidation basis) and for the years ended December 31, 1999 (liquidation basis) and 1998 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the accompanying financial statements, the board of directors of Logicon, Inc., the Plan's Sponsor, elected on December 18, 1999 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which investments and benefit distribution information is stated from the ongoing basis used in presenting 1998 financial statements to the liquidation basis used in presenting the 1999 and 2000 financial statements.



/s/ Deloitte & Touche LLP
--------------------------------
Deloitte & Touche LLP

August 15, 2000




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

EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

STATEMENTS OF FINANCIAL CONDITION
MAY 18, 2000 (LIQUIDATION BASIS) AND DECEMBER 31, 1999 (LIQUIDATION BASIS)
------------------------------------------------------------------------------------------------

                                                                          2000          1999
ASSETS:
  Investment in common stock of Northrop Grumman Corporation,
    at fair value (Notes 1 and 2)                                    $      -       $13,262,465

  Cash and short-term investments                                                     2,142,601
  Receivable for sale of common stock                                                   982,250
  Contributions receivable from participants                                              5,176
  Due from employer                                                                       7,795
                                                                     -----------    -----------
           Total assets                                                              16,400,287
                                                                     -----------    -----------
LIABILITIES:
  Dividends and interest payable to participants                                        237,839
  Dividends and interest payable to Logicon, Inc.                                       117,680
  Net assets payable to participants upon plan termination (Note 4)                  15,909,805
  Participant withdrawals payable                                                       134,963
                                                                     -----------    -----------
           Total liabilities                                                         16,400,287
                                                                     -----------    -----------
PLAN EQUITY                                                          $      -       $       -
                                                                     ===========    ===========

See notes to financial statements.





















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

EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
PERIOD ENDED MAY 18, 2000 (LIQUIDATION BASIS) AND
YEARS ENDED DECEMBER 31, 1999 (LIQUIDATION BASIS) AND 1998
------------------------------------------------------------------------------------------------

                                                        2000          1999             1998
ADDITIONS:
  Investment income:

    Dividend income                               $     97,214   $    338,590    $    331,321
    Interest income                                     30,528         19,574          16,836
    Net realized and unrealized (depreciation)
      appreciation in market value of Northrop
      Grumman Corporation common stock               1,750,493     (5,021,276)     (7,694,223)
  Contributions by participants                                     6,344,164       6,072,697
  Contributions by employer, net of participant
    forfeitures of $0, $291,010, and $754,405          116,239      2,938,668       2,169,065
                                                  ------------   ------------    ------------
           Total additions                           1,994,474      4,619,720         895,696
                                                  ------------   ------------    ------------
DEDUCTIONS:
  Participant withdrawals                                           1,713,240       3,317,793
  Distributions to participants                      1,753,479      5,079,685      10,626,339
  Distributions of dividends and interest              240,995        237,772         232,968
                                                  ------------   ------------    ------------
           Total deductions                          1,994,474      7,030,697      14,177,100
                                                  ------------   ------------    ------------
DISTRIBUTIONS TO PARTICIPANTS UPON
  PLAN TERMINATION  (Note 4)                                       15,909,805
                                                  ------------   ------------    ------------
DECREASE IN PLAN EQUITY                                           (18,320,782)    (13,281,404)

PLAN EQUITY:
  Beginning of period                                      -       18,320,782      31,602,186
                                                  ------------   ------------    ------------
  End of period                                   $        -     $        -      $ 18,320,782
                                                  ============   ============    ============

See notes to financial statements.










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EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

NOTES TO FINANCIAL STATEMENTS
PERIOD ENDED MAY 18, 2000 (LIQUIDATION BASIS) AND YEARS ENDED
DECEMBER 31, 1999 (LIQUIDATION BASIS) AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The Employees' Stock Purchase Plan of Logicon, Inc. (the "Plan") was established to provide the employees of certain subsidiaries of Logicon, Inc. (the "Company") the opportunity to acquire shares of Logicon, Inc. common stock. As a result of the merger of Logicon, Inc. and Northrop Grumman Corporation ("Northrop") on August 1, 1997, each share of Logicon, Inc. common stock was converted to .6161 of a share of Northrop Grumman common stock. Effective August 21, 1997, the Plan was amended to provide for the purchase of Northrop common stock. Participants were permitted to contribute up to 6 percent of their base compensation to the Plan through regular after-tax payroll deductions. The Company made contributions to the Plan equal to 50 percent of the amounts contributed by participants, less participant forfeitures of non-vested amounts. As provided in the Trust agreement, all participant and Company contributions were invested by Sanwa Bank California (the "Trustee") in shares of Northrop common stock. The shares were purchased at fair market value on the open market. All administrative and other expenses of the Plan were paid by the Company. Dividend and interest income was distributed ratably to the participants and to the Company each year based upon participants' vested and non-vested account balances.

      Participants' interests in the Plan were accumulated in units which, at the time of distribution or withdrawal, were converted into whole shares of Northrop common stock and into cash for fractional shares. This conversion was based upon each participant's proportionate interest in the Plan as measured in units, multiplied by the total number of shares of Northrop common stock held by the Plan. Participant contributions were fully vested at all times. Company contributions vested two years after the close of the plan year in which the contributions were made, or at the time of the participant's total disability, death, or retirement. Distributions of class year equity were made annually following the end of the plan year in which the Company contributions became fully vested. On December 18, 1999, the Company terminated the Plan with all participants becoming fully vested in their share of Company contributions as of and after July 1, 1999.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - Prior to 1999, the financial statements of the Plan were prepared on the accrual basis of accounting. As discussed in Notes 1 and 4 to the accompanying financial statements, the board of directors of Logicon, Inc., the Plan's Sponsor, elected on December 18, 1999 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan changed its basis of accounting used to determine the amounts at which investments and benefit distribution information is stated from the ongoing basis used in presenting 1998 financial statements to the liquidation basis used in presenting the 1999 and 2000 financial statements.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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


      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Investment in Northrop Grumman Corporation common stock is stated at its closing market price on the date of valuation.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.    INCOME TAXES

      The Plan is established under current tax law as a grantor trust and is therefore not subject to taxes on its income. For tax purposes, the Company is considered to be the owner of the portion of the Plan equity attributable to non-vested Company contributions. Company contributions, and earnings thereon, become taxable to participants as compensation upon vesting and distribution. Participants are responsible for individual income taxes on dividend and interest distributions from the Plan.

4.    PLAN TERMINATION

      The Company elected to terminate the Plan as of December 18, 1999. At the Plan's termination, all employees who participated in the Plan on or after July 1, 1999 became fully vested in their share of Company contributions for all class years. Final distributions for all class years were made on May 18, 2000.

                                     ******




























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                                                                       Exhibit 1
                                                                       ---------











INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-34717 of Northrop Grumman Corporation on Form S-8 of our report relating to the Employees' Stock Purchase Plan of Logicon, Inc. dated August 15, 2000, appearing in this final annual report on Form 11-K of the Employees' Stock Purchase Plan of Logicon, Inc. for the period ended May 18, 2000.




/s/ Deloitte & Touche LLP
--------------------------------
Deloitte & Touche LLP
Los Angeles, California
August 15, 2000



























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